SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

(x)  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (FEE REQUIRED)
     For the fiscal year ended October 3, 1998
            OR
( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) For the transition period from __________ to ____________ Commission file number _____________.

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applied Magnetics Corporation Employee Stock Purchase Plan (the "Plan")

      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

            Applied Magnetics Corporation
            75 Robin Hill Road
            Goleta, California 93117


Financial Statements                                                Page
--------------------                                                ----

      Report of Independent Public Accountants                        3

      Statements of Financial Condition -
      October 3, 1998 and September 27, 1997                          4

      Statements of Changes in Plan Equity for the
      years ended October 3, 1998, September 27, 1997 and
      September 28, 1996                                              5

      Notes to Financial Statements, October 3, 1998                  6

      Schedules are not submitted because they are not applicable or not required or because the required information is included elsewhere in the financial statements or notes thereto.




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



SIGNATURES
----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                    APPLIED MAGNETICS CORPORATION
                                    EMPLOYEE STOCK PURCHASE PLAN



Date: December 15, 1998             By:  /s/ Peter Altavilla
                                         --------------------
                                         Peter Altavilla
                                         Corporate Controller


















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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------



      To the Employee Stock Purchase Plan Committee of the Applied Magnetics Corporation Employee Stock Purchase Plan:


      We have audited the accompanying statements of financial condition of the APPLIED MAGNETICS CORPORATION EMPLOYEE STOCK PURCHASE PLAN (the "Plan") as of October 3, 1998 and September 27, 1997, and the related statements of changes in Plan equity for each of the three years in the period ended October 3, 1998. These financial statements are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      Applied Magnetics Corporation (the "Plan Sponsor") is currently in a significant technology transition stage. See Note 1 for a discussion of the related risk factors, the potential financial impact faced by the Plan Sponsor and management's plan in this regard.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of October 3, 1998 and September 27, 1997, and the changes in Plan equity for each of the three years in the period ended October 3, 1998, in conformity with generally accepted accounting principles.



                                  /s/ ARTHUR ANDERSEN LLP
                                  -----------------------
                                  ARTHUR ANDERSEN LLP



Los Angeles, California
December 15, 1998




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                         APPLIED MAGNETICS CORPORATION
                         EMPLOYEE STOCK PURCHASE PLAN

                       STATEMENTS OF FINANCIAL CONDITION

                                                            As of
                                               ---------------------------------
                                               October 3,          September 27,
ASSETS                                            1998                  1997
------                                         ---------------------------------

Investments in common stock of
 Applied Magnetics Corporation,
 at market value (cost of $662,175
 in 1998 and $608,318 in 1997)                 $  301,240           $1,804,622

Cash                                                   11                  492

Contributions due from participants                25,630               25,179
                                               ----------           ----------
                                               $  326,881           $1,830,293
                                               ==========           ==========




LIABILITIES AND PLAN EQUITY

Excess contributions from
   Applied Magnetics Corporation
   at market value (cost of $118,783
   in 1998 and $223,736 in 1997)               $   54,421           $  830,320

Plan equity                                       272,460              999,973
                                               ----------           ----------
                                               $  326,881           $1,830,293
                                               ==========           ==========


The accompanying notes to financial statements are an integral part of these statements.





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                             APPLIED MAGNETICS CORPORATION
                             EMPLOYEE STOCK PURCHASE PLAN

                         STATEMENTS OF CHANGES IN PLAN EQUITY



                                               For the Years Ended
                                    -----------------------------------------
                                    October 3,  September 27,   September 28,
                                       1998         1997            1996
                                    -----------------------------------------
Contributions from participants      $ 266,172    $ 249,308       $ 180,537

Contributions from Applied
   Magnetics Corporation, net
   of forfeitures                      119,757      220,763          68,371

Distributions to participants         (186,881)    (813,758)       (376,016)

Net appreciation
(depreciation) of investments         (926,561)     570,119          68,850
                                      --------     --------        --------

Increase (decrease) in plan equity    (727,513)     226,432         (58,258)

Plan equity, beginning of year         999,973      773,541         831,799
                                      --------     --------        --------

Plan equity, end of year             $ 326,881    $ 999,973       $ 773,541
                                     =========    =========       =========



The accompanying notes to financial statements are an integral part of these statements.















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Note 1.   Description
          -----------

      The following description of the Applied Magnetics Corporation Employee Stock Purchase Plan (The "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was established by Applied Magnetics Corporation (the "Company") on November 2, 1979, and is offered to employees of Applied Magnetics Corporation and certain of its subsidiaries. The Plan is a broad-based nonqualified Employee Stock Purchase Plan. The Plan is administered by the Employee Stock Purchase Plan Committee (the "Committee") consisting of one member of the Company's management appointed by the Board of Directors of the Company. All expenses of the Plan are paid by the Company. Expenses paid by the Company for the years ended October 3, 1998, September 27,1997 and September 28, 1996 were immaterial.

      Participation in the Plan is entirely voluntary and open to each full-time employee 18 years of age or older who has been with the Company or participating subsidiaries for at least six full months of continuous employment. Shares purchased under the Plan are limited to the Company's common stock and accordingly the participant's only option is to purchase the Company's common stock. Each participating employee must contribute a minimum of 2 percent of his or her compensation and may also make voluntary contributions up to a maximum of an additional 4 percent of their compensation depending on the length of service with the Company.

      The Company contributes shares of its common stock and/or cash equal in aggregate value to one-third of the value of the common stock purchased by the participants' total contributions. At October 3, 1998, the Company had contributed shares in excess of the amount required by the Plan. The aggregate value of these excess contributions, stated at fair value as of October 3, 1998 and September 27, 1997 is reflected as a liability under the caption "Excess contributions from Applied Magnetics Corporation" in the accompanying statements of Financial Condition." The excess contributions can be used by the Company to offset future contributions required by the Plan. The Plan allows the Company to withdraw the excess contributions from the Plan.

      In fiscal 1998, the Company experienced a significant decrease in net sales and demand for its inductive thin film products, which resulted in a significant loss from operations as the Company is currently transitioning from thin film to MR technology. The Company's ability to fund its operating and capital requirements for fiscal 1999 is heavily dependent on the Company's ability to receive qualification and begin volume production of its MR products on a timely basis. It is also dependent on cash inflows the Company expects to receive in fiscal 1999 from the planned merger with DAS Devices Inc. and the sale of Magnetic Data Technologies (a subsidiary of the Company). If the Company is unable to achieve any of these factors on a timely basis and is unable to obtain adequate alternative financing, there would be a material adverse effect on the Company's financial condition, competitive position and continuing operations. In that event, the value of plan equity could be adversely affected.


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However, the Company believes it will have sufficient cash flows from existing cash balances, operations, existing credit facilities and equipment lease financing alternatives to meet its operating and capital expenditure requirements and to execute its business plan during fiscal 1999 as the Company transitions from thin film disk head production to MR and GMR disk head production.

Note 2.   Summary of Accounting Policies
          ------------------------------

Basis of Accounting:
      The accompanying financial statements are prepared on the accrual basis of accounting.

Reclassifications:
      Certain previously reported amounts have been reclassified to conform with current year presentation.

Use of Estimates:
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in Plan equity during the reporting period. Actual results could differ from those estimates.

Payment of Benefits:
      Benefits are recorded on the accrual basis of accounting.

Note 3.     Plan Vesting
            ------------

      All voluntary contributions are 100 percent vested and non-forfeitable. Company contributions will become 100 percent vested and non-forfeitable upon the earliest occurrence of: (1) the termination of the Plan, (2) the termination of the participant's employment with the Company on or after the attainment of age 65, (3) the termination of the participant's employment with the Company by reason of the participant's death, total disability or layoff (as defined), (4) the termination of the participant's employment with the Company on or after the attainment of age 55 and the completion of a minimum of 15 years of service with the Company, and when the age and years of service sum to 75 years or greater, or (5) the February 1, immediately following the expiration of two years from the end of the Plan year in which the contributions were made. At October 3, 1998, unvested Company contributions had a market value of $72,335, which was included in "Investments in common stock of Applied Magnetics Corporation" in the accompanying Statements of Financial Condition. Amounts shown as "Contributions from Applied Magnetics Corporation, net" in the accompanying Statements of Changes in Plan Equity are net of forfeitures. Forfeitures offset against contributions from the Company for fiscal years 1998, 1997 and 1996 were $10,876, $37,035 and $12,988, respectively. There were no material forfeitures outstanding as of October 3, 1998, and September 27, 1997.



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Note 4.     Investments
            -----------

      Robertson Stephens & Company has been retained by the Committee to act as custodian over the assets of the Plan. All investments must be made in the Company's common stock and consisted of 71,398 and 53,970 shares at October 3, 1998 and September 27, 1997, respectively. The Company's common stock is valued at its quoted market price. The closing sales prices of the Company's common stock on the New York Stock Exchange on December 15, 1998, October 3, 1998 and September 27, 1997, were $6.8125, $4.1875 and $33.4375, respectively.


Note 5.     Participant Withdrawals and Distributions
            -----------------------------------------

      Withdrawals and distributions allocated to accounts of participants who have withdrawn from participation in the equity of the Plan are included in "Plan equity". As of October 3, 1998 and September 27, 1997 such withdrawals or distributions were not material to the plan.


Note 6.     Net Appreciation/(Depreciation) of Investments
            ----------------------------------------------

      Net appreciation/(depreciation) included in investments for the years ended October 3, 1998, September 27, 1997 and September 28, 1996 were as follows:

                                          1998            1997           1996
                                          ----            ----           ----

Balance, beginning of year           $ 1,196,304      $  552,384       $590,446
Net appreciation/(depreciation)       (1,557,239)        643,920        (38,062)
                                     -----------      ----------       --------
Balance, end of year                 $  (360,935)     $1,196,304       $552,384
                                     ===========      ==========       ========


The amounts shown as "Net appreciation of investments" in the accompanying Statements of Changes in Plan Equity, are primarily comprised of the difference between the net appreciation/(depreciation) of investments and the net appreciation/(depreciation) in the excess contributions from Applied Magnetics.

Note 7.     Plan Termination
            ----------------

      Although it has not expressed any intention to do so, the Company has the right, under the terms of the Plan document to amend or terminate the Plan at anytime. In event of Plan termination, participants will become fully vested in all Plan assets, excluding excess contributions at that date which will be remitted back to the Company.



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Note 8.     Federal Income Tax Status
            -------------------------

      The Company has received a private letter ruling from the Internal Revenue Service with regard to the Federal income tax consequences of the Plan. The Plan is a broad-based non-qualified Employee Stock Purchase Plan. In accordance with this letter and Section 83 of the Internal Revenue Code of 1986, as amended, Company contributions generally become taxable to participants on the date they vest in an amount equal to the market value of the stock which vests on such date, unless certain elections are made.

      There is no taxable income associated with the Plan, and no income taxes have been provided for in the accompanying financial statements since the income taxes are the obligation of the participants.



























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